26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

September 15, 2017

CONFIDENTIAL

Mr. Larry Spirgel, Assistant Director

Ms. Kathleen Krebs, Special Counsel

Mr. Courtney Lindsay, Staff Attorney

Mr. Terry French, Accountant Branch Chief,

Mr. Charles Eastman, Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RISE Education Cayman Ltd

Amendment No. 1 to Draft Registration Statement on Form F-1

Confidentially Submitted September 6, 2017

CIK No. 0001712178

Dear Mr. Spirgel, Ms. Krebs, Mr. Lindsay, Mr. French and Mr. Eastman:

On behalf of our client, RISE Education Cayman Ltd (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 14, 2017 on the Company’s first amendment to draft registration statement on Form F-1 confidentially submitted on September 6, 2017 relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

PARTNERS:     Pierre-Luc Arsenault2 | Lai Yi Chau | Henry M.C. Cheng4 | Justin M. Dolling4 | David Patrick Eich4# | Liu Gan1 | Damian C. Jacobs4 | Guang Li2 | Neil E.M. McDonald | Kelly Naphtali | Nicholas A. Norris4 | Derek K.W. Poon2,4 | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun4

REGISTERED FOREIGN LAWYERS:     Daniel J. Abercromby4 | Damien Coles4 | Daniel Dusek2 | David M. Irvine4 | Benjamin W. James3 | Cori A. Lable | Xiaoxi Lin2 | Daniel R. Lindsey4 | Peng Qi2 | Benjamin Su2 | Jonathan J. Tadd4 | Wenchen Tang2 | Xiaoyao Yin2 | David Zhang2

ADMITTED IN:     1 Commonwealth of Massachusetts (U.S.A.); 2 State of New York (U.S.A.); 3 State of Texas (U.S.A.); 4 England and Wales; # non-resident

Beijing    Boston    Chicago    Houston     London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai     Washington, D.C.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 15, 2017

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Risk Factors, page 12

A number of learning centers operate without the required licenses, permits, filings or registrations, page 13

1.	We reissue our prior comment 6 in part. Please discuss how non-compliance with the mentioned regulations could affect your business operations and results.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Revised Draft Registration Statement.

Use of Proceeds, page 44

2.	We note your responses to our prior comments 8 and 9. Consistent with your responses, please clarify your disclosure to state the following:

•	the uses of proceeds specified here can generally be accomplished without transferring funds into the PRC,

•	the current cash reserves held by your PRC affiliated entities, combined with the cash generated from their operating activities, will be sufficient for your operating and expansion needs within the PRC over the foreseeable future, and

•	you are currently unable to make loans or capital contributions to your WFOE.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Revised Draft Registration Statement.

3.	Please disclose whether you intend to use any of the offering proceeds to make payments to affiliates. For example, we note your disclosure on page 134 that you will make a lump sum payment to Bain Capital in connection with terminating the consulting agreement, you have made entrustment loans to an affiliate of Bain Capital, and you plan to enter into an acquisition to acquire a company affiliated with Bain Capital.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Revised Draft Registration Statement.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 15, 2017

Holding Company Structure, page 79

4.	The table on page 80 discloses material changes in the respective asset contributions of each level of your consolidated operations as of June 30, 2017 compared to the end of 2016. For example, we note that the percentage of total assets of your WFOE increased from 16% to 40% while the percentage of total assets of your VIE and its subsidiaries and schools decreased from 49% to 29%. Please discuss the reasons for these changes.

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Revised Draft Registration Statement.

*        *        *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell). Questions pertaining to accounting and auditing matters may be directed to the following partners at Ernst & Young Hua Ming LLP: King Li at King.Li@cn.ey.com or +86 10 5815 2099 (work). Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.	Yiding Sun, Chief Executive Officer, RISE Education Cayman Ltd

Chelsea Wang, Chief Finance Officer, RISE Education Cayman Ltd

Ben James, Esq., Partner, Kirkland & Ellis International LLP

King Li, Partner, Ernst & Young Hua Ming LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP